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                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 33-85016




                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          FS VARIABLE SEPARATE ACCOUNT
               --------------------------------------------------

                SUPPLEMENT TO THE PROSPECTUS DATED APRIL 1, 1999


Replace the paragraph of the supplement, dated April 1, 1999, with the following:

Effective October 18, 1999, the "Dogs" of Wall Street and MFS Mid-Cap Growth Portfolios are available for investment in the First SunAmerica Polaris Variable Annuity.

After the second sentence in the second paragraph of the Profile section entitled "1. THE POLARIS VARIABLE ANNUITY", add the following sentence:

You may also allocate money to the 2 dollar cost averaging ("DCA") fixed account options.

Delete the first sentence of the fourth paragraph of the Profile section entitled "1. THE POLARIS VARIABLE ANNUITY" and replace it with the following:

The contract also offers 5 fixed account options and 2 DCA fixed account options for different time periods.

Delete the first sentence of the second paragraph of the Profile section entitled "4. INVESTMENT OPTIONS" and replace with the following:

You may also allocate money to the 1-year fixed account option or the 3, 5, 7 and 10-year market value adjustment ("MVA") fixed account options and, under certain circumstances, the 6-month and 1-year DCA fixed account options.

Add the following sentence to the end of the paragraph under the subsection "Dollar Cost Averaging" contained in the Profile section entitled "10. OTHER INFORMATION":

You may also invest in the variable portfolios from the 6-month and 1-year DCA fixed account options.

Delete the first two sentences of the first full paragraph of the Prospectus and replace them with the following:

The annuity has 34 investment choices- 7 fixed account options and 27 Variable Portfolios listed below. The 7 fixed account options include specified periods of 1, 3, 5, 7 and 10 years and DCA fixed accounts for 6-month and 1-year periods.




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Replace the first paragraph of the Fixed Account Options subsection on page 8 with the following:

The contract also offers seven fixed account options. First SunAmerica will guarantee the interest rate earned on money you allocate to any of these fixed account options. We currently offer fixed account options for periods of one, three, five, seven and ten years, which we call guarantee periods. You also have the option of allocating your money to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available in conjunction with the Dollar Cost Averaging program. Please see the SECTION ON DOLLAR COST AVERAGING ON PAGE 10 for additional information about, including limitations on, and the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

Delete the second sentence of the fifth paragraph of the subsection entitled "Fixed Account Options" on page 8 with the following:

You may also reallocate your money to another fixed account option (other than the DCA fixed accounts) or to the Variable Portfolios.

Add the following to the end of the of the subsection entitled "Fixed Account Options" on page 8:

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the Variable Portfolios. The rate applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options. See DOLLAR COST AVERAGING ON PAGE 10 for more information.

Insert the following after the first paragraph of the Dollar Cost Averaging subsection on page 10:

We also offer the 6-month and 1-year DCA fixed accounts exclusively to facilitate the DCA program. The DCA fixed accounts only accept new Purchase Payments. You cannot transfer money already in your contract into these options. If you allocate new Purchase Payments into a DCA fixed account, we transfer all your money allocated to that account into the Variable Portfolios monthly, over the selected 6-month or 1-year period. Quarterly transfers are not available when you use the 6-month or 1-year DCA fixed account as your source account. You cannot change the option once selected.

If allocated to the 6-month or the 1-year DCA fixed accounts, we transfer your money monthly, over a maximum of 6 or 12 monthly transfers, respectively. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of 5 months, so that each payment complies with the $100 per transfer minimum.



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You may terminate your DCA program at any time. If money remains in the DCA fixed accounts, we transfer the remaining money to the 1-year fixed account option, unless we receive different instructions from you. Transfers resulting from a termination of this program do not count towards your 15 free transfers.

In the section titled Fixed or Variable Income Payments on page 14, delete the reference to "Anchor National" and replace with "First SunAmerica".



Date: October 18, 1999






                Please keep this Supplement with your Prospectus